JONES, WALKER, WAECHTER, POITEVENT,
CARRÈRE & DENÈGRE, L.L.P.
201 St. Charles Avenue
Suite 5100
New Orleans, LA 70170
July 5, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Attention:	Ms. Kathryn T. Jacobson

RE:	Stewart Enterprises, Inc. Form 10-Q for the quarter ended January 31, 2006 Filed March 13, 2006 File No. 1-15449
Ladies and Gentlemen:
     On behalf of Stewart Enterprises, Inc. (“Stewart” or the “Company”), we are submitting this letter for the purpose of responding to questions raised by the Commission’s staff (the “Staff”) in the May 9, 2006 conference call among Company representatives and members of the Staff. We have repeated the Staff’s question in italics and followed it with Stewart’s response.
Form 10-Q for the Quarter Ended January 31, 2006
Condensed Consolidated Statements of Cash Flows, page 7

Comment 1.	We understand that currently you are presenting the net changes in balance sheet line items such as “deferred preneed funeral revenue,” “non-controlling interest in funeral and cemetery trusts” and “preneed funeral receivables and trust investments” in the line item “net effect of preneed funeral production and maturities,” which is classified within cash provided by operating activities on the cash flow statement. We do not believe that this net presentation, with all activities being classified within operating activities, complies with the requirements of SFAS No. 95 “Statement of Cash Flows”.

Securities and Exchange Commission
July 5, 2006

Your response to this comment should detail a cash flow presentation that complies with SFAS 95, while also presenting meaningful information to an investor to enable them to better understand the underlying cash flows. We recognize that this represents a change from your historical manner of presenting cash flows related to the activities of the preneed funeral and cemetery merchandise and services trusts and cemetery perpetual care trusts. To the extent that any change in classification would require information that you currently do not track (for example, gross movements within the investment portfolio), please note that in your response.

At a minimum, your response should address how you believe each of the following cash flows should be classified, citing appropriate portions of SFAS 95 to support your position. This list may not be all inclusive, so if there are other associated cash inflows and outflows that you believe relevant to this discussion, they should also be addressed.

• The refundable deposit originally made by the customer for services to be performed at some future date;

• The transfer of this deposit from the company to the trust, where it is invested as part of a larger investment portfolio;

• Cash received for interest and dividends related to earnings of the investment portfolio;

• The reinvestment of these interest and dividends with the investment portfolio;

• If the interest and dividends and are not reinvested within the investment portfolio, specify what they are used for, and how they should be classified;

• The removal of funds from the investment portfolio once state requirements have been met, and the transfer of these funds from the trust back to the company.

Also address any other relevant disclosures, such as information related to non-cash investing and financing activities associated with these trusts.
Response: The Company has worked with Service Corporation International (“SCI”) in preparing this response. The Company’s response is consistent with the response provided by SCI, with the following exceptions:
1)	Stewart Enterprises, Inc. has not historically included withdrawals and deposits in its notes to the financial statements, but will include them in prospective filings.
2)	Page 5 of SCI’s letter discusses their treatment of restricted cash. Stewart does not have the same historical presentation of restricted cash as SCI.

Securities and Exchange Commission
July 5, 2006

However, because SCI is proposing to change to Stewart’s method, both SCI and Stewart would have a consistent presentation following SCI’s change.
The Company acknowledges the Staff’s comment regarding our current net presentation of the change in the balance sheet line items “Deferred preneed funeral revenue”, “Preneed funeral receivables and trust investments”, and “Non-controlling interest in funeral and cemetery trusts” within the line item “Net effect of preneed funeral production and maturities,” which is classified within cash provided by operating activities in our cash flow statement. Similarly, the Company currently shows a net presentation of the change in the balance sheet line items “Deferred preneed cemetery revenue”, “Preneed cemetery receivables and trust investments”, and “Non-controlling interest in funeral and cemetery trusts” within the line item “Net effect of preneed cemetery production and deliveries”, which is classified within cash provided by operating activities in our cash flow statement.
The Company would like to bring to the Staff’s attention that we currently track and disclose gross movements within our trust investment portfolio in Notes 4, 5, and 6 (Preneed Funeral Activities, Preneed Cemetery Activities, and Cemetery Perpetual Care Trusts). These gross movement disclosures include gross purchases and sales within the trust investments as well as realized gains and losses related to the sales within the investments.
The Company’s financial reporting for preneed funeral and cemetery contracts with customers was the subject of significant research, deliberation and consultation with the Staff at the time of adoption of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”). In this regard, the Company respectfully refers the Staff to the death care industry registrants letter to the SEC dated July 21, 2004 related to the adoption of FIN 46R (see Exhibit A). This letter was submitted to the Staff on behalf of four registrants in the death care industry (Service Corporation International, Alderwoods Group, Inc., Stewart Enterprises, Inc., and Carriage Services, Inc.). The Company believes an understanding of the application of FIN 46R to the death care industry is pertinent to this comment letter response, as such accounting treatment was discussed with the Staff over the course of several months at the time of FIN 46R adoption, as outlined in the July 2004 industry letter. Although the cash flow presentation of preneed activities was not specifically addressed in the July 2004 letter, the Company believes cash flow practices were discussed with the Staff upon adoption of FIN 46R, and that its current cash flow presentation of such activities is consistent with those Staff discussions and with presentations used by other death care industry registrants. As outlined in the July 2004 industry letter, fundamental to this presentation was the conclusion that revenue, gross profit and net income should be unaffected by the consolidation of funeral, cemetery and perpetual care trusts under FIN 46R. The Company believes this same premise would apply to cash flows from

Securities and Exchange Commission
July 5, 2006

operating activities, and that any deviation from its current cash flow presentation would be inconsistent with the conclusions reached with the SEC in July 2004.
Under the provisions of FIN 46R, the Company’s funeral, cemetery and perpetual care trusts (“Trusts”) were considered variable interest entities in accordance with the guidance set forth in paragraphs 5(a) and 5(b)(1) of FIN 46R. As a result, the Company was required to consolidate these Trusts to the extent the Company absorbed a majority of the Trusts’ expected losses. Although the Company was required to consolidate the Trusts, the legal relationship between the Trusts, the customer and the Company was unchanged. The customer is considered the legal beneficiary of the funeral and cemetery trusts and the Company does not have a legal right to the perpetual care trusts. Accordingly, upon consolidation of the Trusts, the Company was required to recognize “non-controlling interests” to reflect the third party interests in the Trusts in accordance with FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity.” The Company continues to account for cash received from the customer, which is not required to be deposited into the Trusts, as deferred revenue. If a customer cancels a trust funded preneed funeral or cemetery contract, applicable law determines the amount of the refund owed to the customer, including the amount, if any, of attributed investment earnings. Upon cancellation, the Company receives the amount of principal deposited into trust and any undistributed net investment earnings and then pays the customer the required refund. Under the Company’s current methodology, such refunds have no effect on cash flows from investing or financing activities.
The Trusts hold investments in marketable securities that generally are classified as available-for-sale by the Company under the requirements of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” As noted above, the Company is not the legal owner of the securities within the Trust and generally has no control over the timing of the withdrawal. Accordingly, the Company considers the Trusts analogous to a long-term receivable. Revenue recognition for a preneed contract occurs when the contract matures and services are provided. When this revenue trigger occurs, non-controlling interest (except for perpetual care trusts as explained below) is reclassified to deferred revenue and then recognized as revenue, and the Company removes cash from the Trust. Because the cash flows related to changes in Trust investments and non-controlling interest/deferred revenue relate so closely to the Company’s core business activities and therefore enter into the determination of net income, the Company believes these activities represent operating activities as set forth in paragraph 21 of SFAS 95. As such, the Company’s current cash flow presentation, presented in the example below, reflects changes in the trust investments and non-controlling interest as operating activities as opposed to investing and financing activities, respectively.
The removal of funds from the investment portfolios occurs upon the maturity of the preneed funeral or cemetery contract. In certain “distributable” states, the

Securities and Exchange Commission
July 5, 2006

Company may be allowed to withdraw investment earnings from the Trust prior to the maturity of the contract. In these instances, the Company receives the cash; however, the Company does not recognize the revenue associated with the earnings until the service has been provided or the merchandise has been delivered to the customer.
At the time the Company sells cemetery property, a portion of the proceeds received from the customer are deposited into perpetual care trusts. The earnings from these trusts are intended to defray cemetery maintenance costs, which the Company expenses as incurred. Generally, the principal amount of these deposits cannot be withdrawn by the Company. However, the investment earnings from these trusts are distributed regularly to reimburse the Company for qualifying maintenance expenses. These disbursements from trusts are recognized as revenue to the Company when received from the perpetual care trusts.
Cash Flow Example
Please see the following cash flow example that illustrates the Company’s current accounting methodology:
The Company enters into a Preneed funeral trust contract with a customer on January 1, 2004. The details of this contract are as follows:

Contract price:	$9,000
Selling costs:	$1,000
Cash collected from the customer at the time of sale:	$7,000
Cash statutorily required to be deposited to trust:	$6,100
Cash retained by Company:	$900
Preneed funeral receivable due from customer:	$2,000
For the Year Ended December 31, 2004, the following activity has taken place within the trust investment:

Dividend on the trust investment:	$100
Interest on the trust investment:	$400
Note: Assume the dividend and interest in the trust are attributed to this customer.
On January 1, 2005, the customer died and Company performs the service:

Direct costs to perform the service	$5,000

Securities and Exchange Commission
July 5, 2006

Life of Contract Economics

Revenue
Contract Face Amount	$9,000
Trust Dividend and Interest	500

Total Revenue	$9,500

Costs and Expenses
Selling Costs	$1,000
Costs to Perform	5,000

Total Costs and Expenses	$6,000

Gross Profit
Gross Profit upon Maturity	$3,500
The Company records the following Journal Entries during the period ended December 31, 2004:
A — The Company enters into a preneed contract with a face value of $9,000 and receives $7,000 in cash from the customer

Cash	7,000
Preneed funeral receivable and trust investment	2,000
Deferred revenue		2,900
Non-controlling interest		6,100
B — The Company remits the required amounts to the trust

Preneed funeral receivable and trust investment	6,100
Cash		6,100
C — The Company records $1,000 of selling expenses related to the sale of the preneed contract

Costs and expenses	1,000
Cash		1,000

Securities and Exchange Commission
July 5, 2006

D — The Trust receives a dividend of $100 and interest of $400 on the trust assets

Preneed funeral receivable and trust investment	500
Non-controlling interest in funeral trust		500
Note: This transaction represents a non-cash activity and therefore is not depicted in the statement of cash flows.
The Company records the following Journal Entries on January 1, 2005:
A — The Company records the costs to perform the funeral service included in the preneed contract

Costs and Expenses	5,000
Cash		5,000
B — The Company reclassifies non-controlling interest to reflect that services have been performed

Non-controlling interest in funeral trusts	6,600
Deferred Preneed Funeral Revenue		6,600
C — The Company records revenue for the completion of the preneed funeral contract

Deferred Preneed Funeral Revenue	9,500
Funeral Revenue		9,500
D —The Company receives the preneed funeral receivable due from the customer

Cash	2,000
Preneed funeral receivable and trust investment		2,000
E — The Company receives the cash from the trust for the trust investment plus the interest and dividend

Cash	6,600
Preneed funeral receivable and trust investment		6,600
Note : The cash received is comprised of $6,100 return of investment and $500 return on investment.

Securities and Exchange Commission
July 5, 2006

Based on the entries above, the Company’s statement of cash flows presented in accordance with paragraphs 11-13 of SFAS 95 is presented as follows:

	For the Year Ended
	December 31, 2004		January 1, 2005
(Dollars in thousands)	Reference #	Amount	Reference #	Amount
Operating

Net Income	C	$(1,000)	A C	$4,500

Preneed funeral receivable and trust investment (1)	A B	(8,100)	D E	8,600

Deferred funeral revenue (1)	A	2,900	B C	(2,900)

Non-controlling interest (1)	A	6,100	B	(6,600)

Cash provided by (used in) operating activities		$(100)		$3,600

Net (decrease) increase in cash		$(100)		$3,600
(1) The Company currently presents the net change of these three line items as “Net Effect of Preneed Productions and Maturities” within operating activities on the Company’s statement of cash flows.

Securities and Exchange Commission
July 5, 2006

Alternative Views
The Company acknowledges that there may be alternative views as to the cash flow presentation of activities within “Deferred preneed funeral revenue”, “Preneed funeral receivables and trust investments”, and “Non-controlling interest in funeral and cemetery trusts", based on varying interpretations of SFAS 95. The Company has outlined the results of three alternative views based on these varying interpretations. We believe that Alternative View A is both acceptable and consistent with the fundamental conclusions reached with the Staff upon the death care industry’s adoption of FIN 46R, although based on different underlying principles than those applied by the Company historically. However, we believe Alternative View B and Alternative View C are inconsistent with the basis for our FIN 46R consolidation conclusions and are fundamentally inconsistent with the nature of our business, as further detailed below.
Alternative View A
Alternative View A is predicated upon the notion that cash that has been trusted, or which is required to be trusted, pursuant to preneed activities should be excluded from cash and equivalents on the face of the balance sheet, in accordance with the principles of ARB 43, chapter 3, paragraph 6. Accordingly the cash received from customers for merchandise and services not yet provided by the Company is “restricted” cash, both prior to and upon deposit in the respective Trust account, because of the nature of the regulatory restrictions on cash. Therefore, Alternative View A assumes that all transactions involving restricted cash and cash equivalents are considered non-cash transactions for purposes of the statement of cash flows, except to the extent they concurrently affect unrestricted cash.
While Alternative View A is based on different underlying concepts than those used by the Company, we believe that Alternative View A is acceptable with the outcome agreed to with the Staff upon the adoption of FIN 46R as this approach results in similar inflows and outflows of operating, investing, and financing cash flows as the approach used by the Company.
Using the preneed contract information and journal entries outlined on pages 5-7, which illustrate the Company’s current accounting methodology, the Company’s cash flow presentation under Alternative View A would be as follows:

Securities and Exchange Commission
July 5, 2006

Alternative View A

	For the Year Ended
	December 31, 2004		January 1, 2005
(Dollars in thousands)	Reference #	Amount	Reference #	Amount
Operating

Net Income	C	$(1,000)	A C	$4,500

Preneed funeral receivable and trust investment (1)	A B	(8,100)	D E	8,600

Deferred funeral revenue (1)	A	2,900	B C	(2,900)

Non-controlling interest (1)	A	6,100	B	(6,600)

Cash provided by (used in) operating activities		$(100)		$3,600

Net (decrease) increase in cash		$(100)		$3,600
Alternative View B
Alternative View B assumes that the inflows related to non-controlling interest should be treated as a financing activity to the extent non-controlling interest is defined as a minority interest in accordance with paragraphs 18-19 of SFAS 95. Additionally, the inflows and outflows related to the Trust assets should be presented as an investing activity (even though the timing of inflows and outflows are largely outside the Company’s control) in accordance with paragraphs 15-17 of SFAS 95. As noted, this view produces an unusual outcome in that operating cash flows over the life of the contract are negative. The counter intuitive effect on operating cash flows created by this view could be corrected by reflecting a financing outflow on January 1, 2005 of $6,600 (representing a hypothetical payment to the non-controlling interest) along with a corresponding inflow in operating activities (representing a hypothetical payment from the deceased to the Company), however such presentation would not be representationally faithful to SFAS 95.
In addition, the Company believes this presentation is inconsistent with the conclusions the Company and other industry registrants reached during its discussions with the SEC upon the adoption of FIN 46R. The Company believes this presentation is inappropriate as the non-controlling interests will become deferred revenues upon maturity of the contract. Correspondingly, when the non-controlling interest becomes deferred revenue, the trust assets become analogous to a long-term receivable. For all of these reasons, Alternative View B was rejected by the Company.

Securities and Exchange Commission
July 5, 2006

Using the preneed contract information and journal entries outlined on pages 5-7, which illustrate the Company’s current accounting methodology, the Company’s cash flow presentation under Alternative View B would be as follows:
Alternative View B

	For the Year Ended
	December 31, 2004		January 1, 2005
(Dollars in thousands)	Reference #	Amount	Reference #	Amount
Operating

Net Income	C	$(1,000)	A C	$4,500

Preneed funeral receivable and trust investment	A	(2,000)	D E	2,500

Deferred funeral revenue	A	2,900	B C	(2,900)

Non-controlling interest			B	(6,600)

Cash provided by (used in) operating activities		$(100)		$(2,500)

Investing

Preneed funeral receivable and trust investment	B	(6,100)	E	6,100

Cash provided by (used in) investing activities		(6,100)		6,100

Financing

Non-controlling interest	A	6,100		—

Cash provided by financing activities		6,100		—

Net (decrease) increase in cash		$(100)		$3,600

Securities and Exchange Commission
July 5, 2006

Alternative View C
Alternative View C modifies Alternative View B by reflecting the cash inflows and outflows related to non-controlling interest as an operating activity. This treatment is predicated on the fact that when a preneed contract matures (death has occurred), the amounts recorded as non-controlling interest become deferred revenue and therefore should always be treated as an operating activity in accordance with paragraph 21 of SFAS 95. One could argue that since monies trusted under a preneed contract are generally refundable prior to maturity that non-controlling interest should always be characterized as a financing activity. However, given that customer refunds represent a small percentage of the Company’s cash received from customers on preneed funeral and cemetery trust contracts, proponents of Alternative View C believe that reflecting non-controlling interest as an operating activity based the fact that most contracts become deferred revenue is consistent with paragraph 24 of SFAS 95 which says that cash flows with attributes of more than one class of cash flows should be classified based on the predominant attribute. As presented below, Alternative View C corrects the anomaly in operating cash flows created by Alternative View B in that Alternative View C produces the intuitive positive operating cash flows over the life of the contract. However, the timing of the operating cash flow within Alternative View C is inconsistent with the revenue recognition of the associated preneed contract and is therefore problematic. While symmetry between revenue recognition and operating cash flows is usually not determinative, given that performance may occur many years after a preneed contract is initiated, the Company believes front-loading operating cash flows is inappropriate and has therefore rejected View C.
Using the preneed contract information and journal entries outlined on pages 5-7, which illustrate the Company’s current accounting methodology, the Company’s cash flow presentation under Alternative View C would be as follows:

Securities and Exchange Commission
July 5, 2006

Alternative View C

	For the Year Ended
	December 31, 2004		January 1, 2005
(Dollars in thousands)	Reference #	Amount	Reference #	Amount
Operating

Net Income	C	$(1,000)	A C	$4,500

Preneed funeral receivable and trust investment	A	(2,000)	D E	2,500

Deferred funeral revenue	A	2,900	B C	(2,900)

Non-controlling interest	A	6,100	B	(6,600)

Cash provided by (used in) operating activities		$6,000		$(2,500)

Investing

Funeral trust investment	B	(6,100)	E	6,100

Cash provided by (used in) investing activities		(6,100)		6,100

Financing

Non-controlling interest		—		—

Cash provided by financing activities

Net (decrease) increase in cash		$(100)		$3,600

Securities and Exchange Commission
July 5, 2006

* * * * * * *
The Company would like to reiterate to the Staff that management believes it has accounted for cash flows in accordance with the conclusions reached with the Staff and other death care industry registrants during our adoption of FIN 46R. The Company acknowledges that there are alternative views to the presentation of cash flows as described above. However, the Company believes it has appropriately rejected these alternative views (with the exception of Alternative View A) as previously discussed.
We would like to again emphasize that the Company’s goal is to resolve this comment in a timely manner that is acceptable to the Staff. If the response to the Staff’s comment is not deemed adequate, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.
If you have any questions or comments, please contact the undersigned at (504) 582-8188. The Company will also be willing to discuss these comments with you at your convenience.

Sincerely,
/s/ L.R. McMillan, II

L. R. McMillan, II, Partner Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

EXHIBIT A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 27, 2004
STEWART ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

LOUISIANA (State or other jurisdiction of incorporation)	1-15449 (Commission File Number)	72-0693290 (I.R.S. Employer Identification No.)
110 Veterans Memorial Boulevard
Metairie, Louisiana 70005
(Address of principal executive offices) (Zip Code)
(504) 837-5880
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)

EXHIBIT A
Item 5. Other Events and Regulation FD Disclosure.
     Stewart Enterprises, Inc. (“The Company”) has finalized its discussions with the staff of the Securities and Exchange Commission regarding the application of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”), to the statutorily required trusts (the “Trusts”) utilized by the Company. FIN 46R was implemented by the Company as of April 30, 2004. The Company’s conclusions regarding the application of FIN 46R to its Trusts are fully described in a letter to the SEC attached as Exhibit 99.1 to this Current Report on Form 8-K, which exhibit is herby incorporated by reference.
Item 7. Financial Statements and Exhibits.
     (c) Exhibits

Exhibit
Number	Description

99.1	Letter dated July 21, 2004 from Service Corporation International, Stewart Enterprises, Inc., Alderwoods Group, Inc. and Carriage Services to Mr. Donald T. Nicolaisen, Chief Accountant of the Securities and Exchange Commission, regarding the Company’s conclusions on the application of FIN 46R to the Company’s statutorily required trusts.

EXHIBIT A
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STEWART ENTERPRISES, INC.
July 27, 2004	/s/ Michael G. Hymel
Michael G. Hymel
Vice President Corporate Controller Chief Accounting Officer

EXHIBIT A
EXHIBIT INDEX

Exhibit
Number	Description

99.1	Letter dated July 21, 2004 from Service Corporation International, Stewart Enterprises, Inc., Alderwoods Group, Inc. and Carriage Services to Mr. Donald T. Nicolaisen, Chief Accountant of the Securities and Exchange Commission, regarding the Company’s conclusions on the application of FIN 46R to the Company’s statutorily required trusts.

EXHIBIT A
Exhibit 99.1
July 21, 2004
Mr. Donald T. Nicolaisen
Chief Accountant
Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1103
Via FAX — (202) 942-9656
Dear Mr. Nicolaisen:
Based on discussions with the staff of the Securities and Exchange Commission (“SEC Staff”) over the past several months, culminating with a meeting with the SEC Staff on April 29, 2004, we have prepared this letter summarizing the application of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”), to statutorily required trusts (the “Trusts”) utilized by the undersigned registrants in the deathcare industry (the “Registrants”). The information included herein represents our conclusions regarding the accounting for the Trusts under the requirements of FIN 46R. We acknowledge that our accounting conclusions that follow are an industry-specific application of the literature discussed herein and should not be analogized to in other situations. Based on these discussions, we understand the SEC Staff will not object to these conclusions.
Background
A significant component of the Registrants’ businesses is the sale on a preneed basis of funeral and cemetery merchandise and services and cemetery interment rights and property. State laws generally require all or a substantial portion of the funds collected for preneed funeral and cemetery merchandise and service contracts to be placed into merchandise and service trusts (“M&S Trusts”). State laws also require a portion of the funds collected from sales of cemetery interment rights and property to be placed into perpetual care trusts (“Care Trusts”).
M&S Trusts are required by state statutes and are established explicitly to protect preneed consumers by limiting access by funeral and cemetery operators to the funds until the merchandise is delivered or services are performed. The funds deposited into the M&S Trusts are invested in accordance with the investment requirements established by statute or, where the prudent investor rule is applicable, the trustees’ judgment. In exchange for the amounts paid by the customer plus the accumulated earnings on these amounts, the Registrants are contractually obligated to deliver the merchandise or perform the services stipulated by the contract terms. Economically, the M&S Trust earnings compensate the funeral or cemetery operator for increases in the costs of providing the merchandise or performing the services because funeral and cemetery operators are contractually obligated to provide such merchandise and services in the future at a price established at the time the contract is entered into with the preneed consumer. The assets of the M&S Trusts are not subject to the claims of the Registrants’ creditors.
Care Trusts are also required by state statutes and obligate the Registrants to remit a portion of the proceeds from the sale of cemetery interment rights and property to such Care Trusts. Earnings on the Care Trust corpus are used for the perpetual upkeep of the cemetery grounds. Except in very limited circumstances, neither the cemetery operators nor the customers have any right to the Care Trust corpus and the Care Trusts’ assets are not subject to the claims of the Registrants’ creditors.

EXHIBIT A
Adoption of FIN 46R
Under the provisions of FIN 46R, M&S Trusts and Care Trusts are variable interest entities because the Trusts meet the conditions of paragraphs 5(a) and 5(b)(1) of FIN 46R. That is, as a group, the equity investors (if any) do not have sufficient equity at risk and do not have the direct or indirect ability through voting or similar rights to make decisions about the Trusts’ activities that have a significant effect on the success of the Trusts. FIN 46R requires the Registrants to consolidate M&S Trusts and Care Trusts for which the Registrants are the primary beneficiaries (i.e., those for which the Registrants absorb a majority of the Trusts’ expected losses). A Registrant is the primary beneficiary of a given Trust whenever a majority of the assets of the Trust are attributable to deposits for customers of the Registrant. If the assets of a given Trust arise as a result of deposits for customers of multiple Registrants or multiple funeral and cemetery operators, such that a majority of the assets of the Trust are not attributable to customers of any single Registrant or single funeral and cemetery operator, then no Registrant would absorb a majority of the Trust’s expected losses (i.e., the Trust would not have a primary beneficiary) and the Trust would not be consolidated under the provisions of FIN 46R.
Although FIN 46R requires consolidation of most of the M&S Trusts and the Care Trusts, it does not change the legal relationships among the Trusts, the Registrants and their customers. In the case of the M&S Trusts, the customers are the legal beneficiaries. In the case of the Care Trusts, the Registrants do not have a legal right to the trust assets. For these reasons, upon consolidation of the Trusts, the Registrants are recognizing non-controlling interests in their financial statements to reflect the third party interests in these Trusts in accordance with FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity. As discussed with the SEC Staff, the Registrants are classifying deposits to M&S Trusts as liability non-controlling interests and are classifying deposits to Care Trusts as equity non-controlling interests. The Registrants are continuing to account for amounts received from customers prior to delivery of merchandise or services that are not deposited in either M&S Trusts or Care Trusts as deferred revenue.
In consolidation, the Registrants recognize realized investment earnings of the M&S Trusts within Other income, net. The Registrants then recognize a corresponding expense within Other income, net that represents the realized earnings of those trusts that are attributable to the non-controlling interest holders. The corresponding credit for this expense is Non-controlling interest in funeral and cemetery trusts for M&S Trusts or Non-controlling interest in perpetual care trusts for Care Trusts. The sum of these expenses recorded in Other income, net will offset the realized earnings of such trusts also recognized within Other income, net. Accordingly, the Registrants’ income statements are not affected by consolidation of the Trusts in accordance with FIN 46R (i.e., the application of this accounting policy is income statement neutral to the Registrants’ financial statements).
To the extent the earnings of the Trusts are distributed prior to the delivery of merchandise and/or services, a corresponding amount of non-controlling interest will be reclassified to deferred revenue, until it is recognizable as revenue. In the case of M&S Trusts, the Registrants recognize as revenues amounts previously attributed to non-controlling interests and deferred revenues upon the performance of services and delivery of merchandise, including earnings accumulated in these trusts. In the case of the Care Trusts, distributable earnings are recognized in cemetery revenues to the extent of qualifying cemetery maintenance costs.
Both the M&S Trusts and the Care Trusts hold investments in marketable securities that generally are classified as available-for-sale by the Registrants under the requirements of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (“FAS 115”). In accordance with the provisions of FAS 115, available-for-sale securities of the Trusts are initially recorded at fair value, with unrealized gains and losses excluded from earnings of the Registrants and initially recorded as a component of Accumulated other comprehensive income (loss) in the consolidated balance sheet. By analogy to the guidance in EITF Topic D-41, Adjustments in Assets and Liabilities for Holding Gains and Losses as Related to the Implementation of FASB Statement No. 115 (“Topic D-41”), unrealized gains and losses on available-for-sale securities of the Trusts attributable to the non-controlling interest holders are not recorded as Accumulated other comprehensive income (loss), but are recorded as an adjustment to either Non-controlling interest in funeral and cemetery trusts for M&S Trusts or Non-controlling interest in perpetual care trusts for Care Trusts. Therefore, unrealized gains and losses attributable to the non-controlling interest holders are reclassified from Accumulated other comprehensive income (loss) to either Non-controlling interest in funeral and cemetery trusts for M&S Trusts or Non-controlling interest in perpetual care trusts for Care Trusts. The gross effect from applying Topic D-41 on the Registrants’ Accumulated other comprehensive income (loss) will be disclosed in the Registrants’ footnotes to their financial statements, but the

Registrants’ Accumulated other comprehensive income (loss) on the face of the balance sheet is ultimately not affected by consolidation of the Trusts.
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We respectfully thank the SEC Staff for their time and attention over the last several months regarding the application of FIN 46R to the Trusts. This letter sets forth the accounting policies that we, the Registrants, will follow as a result of the adoption of FIN 46R.

Service Corporation International	Alderwoods Group, Inc.

Stewart Enterprises, Inc.	Carriage Services, Inc.

cc:	PricewaterhouseCoopers LLP KPMG LLP